Fax

04 FEB 24 AM 7:21

LIBERTY INTERNATIONAL

04010028

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	24 February 2004
Pages:	5		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

SUPPL

Please find attached an announcement that was made on the London Stock Exchange today. I would be grateful if you could acknowledge receipt of this fax as soon as possible.

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

Yours faithfully

Kerin Williams
Deputy Company Secretary

dw 2/24

LIBERTY INTERNATIONAL

BY FAX

February 2004, 24

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: 'Directors' Shareholdings'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

Liberty International PLC ("the Company")

Directors Shareholdings

A: Under Liberty International PLC's annual bonus scheme arrangements, conditional awards of shares are made to certain employees including Executive Directors. Awards comprise Restricted shares and Additional shares, the latter equal to 50% of the Restricted shares. Awards made before 2001 comprise shares which are released three and five years respectively after the date of award, provided the individual Director or employee has remained in service. Awards to certain employees including Executive Directors made in 1999 vested on 12 February 2004, the settlement of which will occur on 24 February 2004. The resulting changes to certain Executive Directors' interests in Liberty International PLC shares are set out under (A) below.

B. The shares required for the vesting were provided by a transfer of shares from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP these changes are disclosable as a change in their interests.

Formal notice follows of the change in the interests of (A) the Executive Directors following the vesting and (B) the ESOP:

A. Vesting of awards of Executive Directors under annual bonus scheme

1	Name of company:	Liberty International PLC
2	Name of director:	i) Mr J G Abel ii) Mr P C Badcock
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of directors named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	i) Mr J G Abel ii) Mr P C Badcock
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Transfer of shares on vesting of award
7	Number of shares/ amount of stock acquired:	i) 870 ii) 1,191
8	Percentage of issued class:	i) 0.0003%

		ii) 0.0004%
9	Price per share:	Nil
10	Class of security:	Ordinary Shares
11	Date of transaction:	12.02.04
12	Date company informed:	23.02.04
13	Total holding following this notification:	i) 101,286 ii) 14,256
14	Total percentage holding of issued class following this notification:	i) 0.031% ii)0.004%

B. Interests of ESOP

1	Name of company:	Liberty International PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers, and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the Directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if	Transfer to employees on vesting of awards under annual bonus scheme arrangements

discretionary/non discretionary:

7	Shares transferred:	No. of Shares: 4,971	Price per Share: nil
8	Percentage of issued class:	0.0015%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	12/02/04	
11	Date company informed:	23/02/04	
12	Total holding following this notification:	5,225,957	
13	Total percentage holding of issued class following this notification:	1.625%	
14	Contact name for queries:	Kerin Williams 020 7887 7018	
15	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary	

Date of Notification: 24 February 2004